Exhibit 99.1

YAMANA GOLD DECLARES FIRST QUARTER DIVIDEND

TORONTO, ONTARIO, February 11, 2015 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) declares a first quarter 2015 dividend of $0.015 per share.  Shareholders of record at the close of business on March 31, 2015 will be entitled to receive payment of this dividend on April 14, 2015.  The dividend is an “eligible dividend” for Canadian tax purposes.

The Company provides shareholders with the option to receive an electronic payment of dividends through its Transfer Agent, CST Trust Company (“CST”).  Information and instructions on how to participate will be included in upcoming mailings to shareholders.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com